UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CAPITAL SOUTHWEST CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140501107

(CUSIP Number)

Daniel R. Zuckerman

155 N. Wacker Drive, Suite 1700

Chicago, Il 60606

312-948-8000

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 25, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140501107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zuckerman Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 252,509
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 252,509
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 252,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7 % as of May 30, 2012 (based on 3,754,538 shares of Common Stock outstanding, per Form 10-Q dated February 8, 2012).
14	TYPE OF REPORTING PERSON IA/OO

CUSIP No. 140501107

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherwin A. Zuckerman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: 00
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 252,509
	9	SOLE DISPOSITIVE POWER 0
	10	Shared Dispositive Power 252,509
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 252,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7 % as of May 30, 2012 (based on 3,754,538 shares of Common Stock outstanding, per Form 10-Q dated February 8, 2012).
14	TYPE OF REPORTING PERSON IN/HC

CUSIP No. 140501107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel R. Zuckerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 252,509
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 252,509
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 252,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% as of May 30, 2012 (based on 3,754,538 shares of Common Stock outstanding, per Form 10-Q dated February 8, 2012).
14	TYPE OF REPORTING PERSON IN/HC

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $1.00 per share (the “Common Stock”), of Capital Southwest Corporation, (the “Issuer”) whose principal executive offices are located at 12900 Preston Road, Dallas, TX 75230

Item 2.	Identity and Background.

(a)	Name of Person Filing

(b)	Address of Principal Business Office or, if none, Residence

(f)	Citizenship

Zuckerman Investment Group LLC

155 N. Wacker Drive,

Suite 1700,

Chicago, Il 60606

Illinois

Sherwin A. Zuckerman

155 N. Wacker Drive,

Suite 1700,

Chicago, Il 60606

Illinois

Daniel R. Zuckerman

155 N. Wacker Drive,

Suite 1700,

Chicago, Il 60606

Illinois

(c) Zuckerman Investment Group, LLC (“ZIG”) is a registered investment adviser that manages balanced, equity and fixed income portfolios for high net worth individuals and families, trusts, limited partnerships, retirement plans, and charitable foundations. It provides investment advice, counseling and portfolio management on both a discretionary and non-discretionary basis through the use of separately managed accounts. Sherwin A. Zuckerman is the Chairman, CEO & a Class A Shareholder of ZIG and Daniel R. Zuckerman is the President and a Class A and Class B shareholder of ZIG, and thus each may be considered the beneficial owners of the Common Stock beneficially owned by ZIG. Each of the reporting persons disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest therein.

(d)-(e) None of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Funds used for the purchase of the Common Stock were the invested funds of ZIG’s advisory clients. A total of approximately $20,672,000 was paid to acquire such Common Stock. The Common Stock was acquired in open market purchases in the ordinary course of ZIG’s business and is held in separate accounts maintained for each of ZIG’s advisee clients at one or more independent banks and/or brokerage firms. No shares were purchased on margin.

Item 4.	Purpose of Transaction

Zuckerman Investment Group (ZIG) originally acquired, for investment purposes on behalf of the accounts of certain investment advisory clients of ZIG over which ZIG has investment discretion, common shares of the Issuer. As a result, ZIG currently exercises control or discretion over approximately 6.7% of the Issuer’s shares of Common Stock (the “Shares”). ZIG’s purchases of the Shares were made in the ordinary course of its business as a registered investment adviser. The Shares over which ZIG currently exercises control or discretion are beneficially owned by certain investment advisory clients of ZIG on whose behalf ZIG has discretionary investment authority.

In connection with its investment advisory activities, ZIG initiated discussions with the Issuer to suggest possible strategic alternatives that the Issuer could employ to increase shareholder value per share. At the Issuer’s request, on May 25, 2012, ZIG sent the Issuer’s management and Board of Directors a letter outlining ZIG’s suggestions for capital allocation and corporate governance, with the goal of maximizing value per share. A copy of that letter is attached as Exhibit 99.2 hereto. On May 31, 2012, a copy of the letter was sent to the Issuer’s newly appointed director, T. Duane Morgan.

ZIG intends to continue its dialogue with, and to take a more active interest in, the Issuer to encourage implementation of these beneficial initiatives. Although it has no present plans to do so, ZIG may in the future contact other significant shareholders of the Issuer, or other persons, if ZIG determines that it would be beneficial to act with such others for a common purpose and/or to recommend courses of action to the Issuer’s management, Board of Directors, shareholders and others.

ZIG, on behalf of its investment advisory clients, may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Other than as described herein, ZIG does not have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each filing person.

(c)	On May 24, 2012, one of ZIG’s investment advisory clients closed their account, resulting in 110 shares of the Common Stock being delivered to that client’s new custodian. ZIG no longer has voting or investment control over these shares. Other than the foregoing, there have been no transactions in the Common Stock by the Reporting Persons in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7. Material to be filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement

Exhibit 99.2 – Letter to Gary Martin, Capital Southwest Corporation, dated May 25, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated this 31st day of May, 2012 ZUCKERMAN INVESTMENT GROUP, LLC

By:	/s/ Daniel R. Zuckerman
Name:	Daniel R. Zuckerman
Title:	President

/s/ Sherwin A. Zuckerman
Sherwin A. Zuckerman

/s/ Daniel R. Zuckerman
Daniel R. Zuckerman